UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F. ☒ Form 20-F ☐ Form 40-F

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K, including Exhibits 99.1 and 99.2 hereto, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-294964) and the Company's Registration Statements on Form S-8 (File Nos. 333-288029 and 333-286827), to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Interim Consolidated Financial Statements of Brazil Potash Corp. as at and for the three and nine months ended September 30, 2026, together with the notes thereto

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Brazil Potash Corp. as at and for the three and nine months ended September 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brazil Potash Corp.
Date: November 4, 2026	By:	/s/ Matthew Simpson
		Name:	Matthew Simpson
		Title:	Chief Executive Officer